							EXHIBIT 12.2
The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

	Nine Months Ended September 30, 2018		Year Ended December 31
Dollars in millions			2017		2016		2015		2014		2013
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,171		$4,510		$4,642		$4,860		$4,993		$5,148
Add:
Distributed income of equity investees	309		352		324		310		275		242
Fixed charges and preferred stock dividends excluding interest on deposits	1,505		1,590		1,300		1,134		1,091		1,028
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	35		57		84		93		96		112
Interest capitalized							1		1
Preferred stock dividend requirements	229		363		322		338		357		364
Earnings excluding interest on deposits	5,721		6,032		5,860		5,872		5,905		5,942
Interest on deposits	810		623		430		403		325		344
Total earnings	$6,531		$6,655		$6,290		$6,275		$6,230		$6,286
Fixed charges and preferred stock dividends
Interest on borrowed funds	$1,172		$1,082		$830		$640		$581		$516
Interest component of rentals	103		144		147		153		152		148
Amortization of notes and debentures	1		1		1		2
Interest capitalized							1		1
Preferred stock dividend requirements	229		363		322		338		357		364
Fixed charges and preferred stock dividends excluding interest on deposits	1,505		1,590		1,300		1,134		1,091		1,028
Interest on deposits	810		623		430		403		325		344
Total fixed charges and preferred stock dividends	$2,315		$2,213		$1,730		$1,537		$1,416		$1,372
Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.80	x	3.79	x	4.51	x	5.18	x	5.41	x	5.78	x
Including interest on deposits	2.82		3.01		3.64		4.08		4.40		4.58

(1)	As defined in Item 503(d) of Regulation S-K.